Filed pursuant to Rule 433
Registration Statement No.	333-132469
333-132469-01
333-132469-02

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated June 24, 2008

$800,000,000

9.0% Junior Subordinated Notes due 2068

Issuer:	Prudential Financial, Inc.

Securities:	9.0% Junior Subordinated Notes due 2068

Principal Amount:	$800,000,000

Over-allotment:	The underwriters may also purchase up to an additional $120,000,000 principal amount of notes at the public offering price minus the applicable underwriting commission within 30 days of the Pricing Date to cover over-allotments, if any.

Denominations:	Minimum denominations of $25 and integral multiples of $25 in excess thereof.

Scheduled Maturity Date:	June 15, 2038

Final Maturity Date:	June 15, 2068

Interest Rate and Interest Payment Dates:	9.0%, accruing from and including June 30, 2008, payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing September 15, 2008.

Day Count Convention:	30/360

Redemption at Par:	On or after June 15, 2013, the notes are redeemable, in whole or in part, at 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to the redemption date, at the Issuer’s election.

Prior to June 15, 2013, the notes are redeemable, in whole but not in part, upon the occurrence of a “tax event” (as defined in the preliminary prospectus supplement) at 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to the redemption date, at the Issuer’s election.

Redemption at Make-Whole:	Prior to June 15, 2013, the notes are redeemable, in whole but not in part, at the greater of (i) 100% of their principal amount and (ii) the present value of a principal payment on June 15, 2013 and scheduled payments of interest that would have accrued from the redemption date to June 15, 2013, discounted to the redemption date on a quarterly basis at a discount rate equal to the treasury rate (as defined in the preliminary prospectus supplement) plus 0.50%, in each case plus any accrued and unpaid interest to the redemption date, at the Issuer’s election.

Replacement Capital Covenant:	Any repayment, redemption, defeasance or purchase of the notes by the Company prior to June 15, 2048 will be subject to the terms of the replacement capital covenant described in the preliminary prospectus supplement.

Offering Price:	100.00%

Proceeds to the Issuer before Commissions and Expenses:	$800,000,000

Pricing Date:	June 24, 2008

Settlement Date:	June 30, 2008 (T+4), which is the fourth business day following the initial sale of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the third business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

Listing:	Application will be made to list the notes on the New York Stock Exchange.

CUSIP/ISIN:	744320508 / US7443205080

Anticipated Security Ratings:	Moody’s Investors Service: Baa1

Standard & Poor’s: A-

The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Joint Structuring Advisors:	Morgan Stanley & Co. Incorporated

J.P. Morgan Securities Inc.

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Morgan Stanley & Co. Incorporated

UBS Securities LLC

Wachovia Capital Markets, LLC

J.P. Morgan Securities Inc. (Passive)

Co-Managers:	Banc of America Securities LLC

RBC Capital Markets Corporation

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors), UBS Securities LLC toll free at 1-877-827-6444 extension 561-3884 or Wachovia Capital Markets, LLC toll free at 1-800-326-5897.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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